

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2012

<u>Via E-mail</u>
Mr. Michael S. Olsen
Executive Vice President and Chief Financial Officer
Joy Global Inc.
100 East Wisconsin Avenue, Suite 2780
Milwaukee, Wisconsin 53202

      Re: Joy Global Inc.
               Form 10-K for the year ended October 28, 2011
               Filed December 22, 2011
               Form 10-Q for the quarterly period ended January 27, 2012
               Filed March 2, 2012
               Amendment No. 1 to Form 8-K dated June 22, 2011
               Filed September 2, 2011
               File No. 001-09299

Dear Mr. Olsen:

      We have reviewed your response dated February 27, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 28, 2011

Financial Statements

Note 2. Significant Accounting Policies, Revenue Recognition, page F-11

1.   Further to your response to prior comment 3, please explain to us in more detail the terms of the contracts that are based on cost per ton and cost per hour programs. In your response, explain how the amount of revenue is calculated under each type of contract and why you record revenue based on shipment of parts if revenue is earned based on tons or hours. Explain to us whether the customer purchases the related equipment or whether these contracts are leases. Cite the accounting literature upon which you relied. Please tell us if these contracts have been historically material to the company and/or are expected to become material in the future.

Note 23. Subsidiary Guarantees, page F-44

2.   Further to your response to prior comment 4, we are trying to understand the extent to which the debt arrangement permits a guarantor to opt out of its obligation prior to or during the term of the debt. Please respond to the following:

- Please explain whether your response included an analysis for the Credit Agreement, the Term Loan, the Bridge Loan Agreement, and the Senior Notes issued in November 2006.
- Your response notes that if there is no default the guarantors can be automatically and unconditionally released if the guarantor no longer borrows or guarantees any amounts under the credit agreement or any replacement financing. Please explain the conditions under which the guarantor no longer borrows or guarantees amounts under the credit agreement. Explain whether this only applies to the Term Loan, the Bridge Loan Agreement, and the Senior Notes issued in November 2006.
- Please also address this comment for the 2021 notes issued in October 2011.

Form 10-Q for the Quarterly Period Ended January 27, 2012

Note 3. Acquisitions, page 7

3.   We refer to your acquisition of LeTourneau Technologies, Inc. Please respond to the following:

- Please tell us the nature and amount of each adjustment made for the acquisition including adjustments for (1) additional warranty liability, (2) certain personnel related liabilities, and (3) to update estimates related to the disposition of certain liabilities related to the drilling products business.

- Please tell us how you evaluated the disclosures required by ASC 805-10-50-5 and 50-6.
- Please explain how you applied ASC 805-10-25-13 to 19. In this regard, discuss the nature of the new information you obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those liabilities as of that date.

<u>Amendment No. 1 to Form 8-K filed on September 2, 2011</u>

<u>Exhibit 99.2</u>

<u>Note 3</u>

4. Please expand upon your response to prior comment 8 to explain whether and how ASC 805-10-55-20 through 55-22 and ASC 805-10-55-30 apply to your transaction. Your response only states that you excluded consideration of the preexisting distributor agreement from your analysis of the fair value of the assets and liabilities acquired. Since you had a preexisting distributor agreement, we are trying to understand whether or not the company should have record a gain or loss related to the effective settlement of the agreement upon the acquisition.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc via e-mail: Sandy McKenzie, Joy Global Inc.